Terrestar Corporation
12010 Sunset Hills Road
9th Floor
Reston, Virginia 20190

September 24, 2008

VIA EDGAR AND FACSIMILE

Larry Spirgel, Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Terrestar Corporation
Registration Statement on Form S-3/A
File No. 333-152188

Dear Mr. Spirgel:

Terrestar Corporation, a Delaware corporation (the “Registrant”), hereby respectfully requests that the effectiveness of the above-referenced Registration Statement be accelerated to 10:00 a.m. Eastern Daylight Time, on September 26, 2008, or as soon thereafter as practicable.

In addition, the Registrant hereby acknowledge the following:

•
should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact Hank Michael of Gibson, Dunn & Crutcher LLP, counsel to the Registrant, at (212) 351-4040 with any questions regarding this matter.

Sincerely,

TERRESTAR CORPORATION

By:

/s/ Jeffrey Epstein
Name:	Jeffrey Epstein
Title:	President, General Counsel and Secretary